

September 20, 2022

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

> **Re: Innovation Beverage Group Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **File No. 333-266965**
> **Filed September 20, 2022**

Dear Mr. Huge:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1

Exhibit Index, page II-5

1. We note that you inadvertently omitted the footnote we requested in comment 3 of our September 14, 2022 comment letter. Please revise to mark the exhibit index to indicate that portions of exhibit 10.16 and 10.18 have been excluded because it is both not material and the type of information that the registrant treats as private or confidential. See Item 601(b)(10)(iv) of Regulation S-K.

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other

Dean Huge
Innovation Beverage Group Ltd
September 20, 2022
Page 2

questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing